

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 4, 2008

Mr. E. Joseph Grady
Chief Financial Officer
Crimson Exploration Inc.
717 Texas Avenue, Suite 2900
Houston, Texas 77002

> **Re: Crimson Exploration Inc.**
> **Form 10-K/A1 for Fiscal Year Ended December 31, 2007**
> **Filed August 8, 2008**
> **Form 10-Q for Quarter Ended June 30, 2008**
> **Filed August 12, 2008**
> **Response Letter Dated July 17, 2008**
> **File No. 000-21644**

Dear Mr. Grady:

We have reviewed your response letter and the amended filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Note 3 – Oil and Gas Property, page 8

1.   We understand from your disclosure under this heading and in the Form 8-K that you filed on June 4, 2008 that you acquired producing properties and undeveloped acreage in South Texas from Smith Production Inc. on May 29, 2008. If this is correct, the terms of the acquisition indicate that this may have been a significant transaction for which you would need to have filed financial statements by August 14, 2008. Our views about the need for financial statements covering working interests in producing oil and gas properties are set forth on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P483_117161

If you do not believe that financial statements are required, please submit details necessary to understand your view; otherwise advise us of your intentions to comply.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief